NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ("NYSE" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of Common Stock of F45 Training Holdings Inc.(the "Company") from listing and registration on the Exchange on September 5, 2023, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Company's Common Stock is no longer suitable for continued listing and trading on the NYSE. The Exchange has determined that the Company's Common Stock is no longer suitable for listing based on "abnormally low" price levels, pursuant to Section 802.01D of the Listed Company Manual. On August 25, 2023, the Exchange determined that the Company's Common Stock should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the NYSE. The Company was notified on August 25, 2023. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on August 25, 2023, and trading in the Common Stock was immediately suspended. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange, the determination to delist the Common Stock, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company notified the Exchange that it was waiving its right to appeal. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.